SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OPENS NEW VILNIUS BASE (NO 82) & LAUNCHES WINTER 2016 SCHEDULE

2 AIRCRAFT, $200M INVESTMENT & 2 NEW ROUTES (BERLIN & MALTA)

Ryanair, Europe's favourite airline, today (15 March) announced it will open a new base at Vilnius Airport (No 82), from 30th October, with 2 aircraft (an investment of $200m), as Ryanair grows its Vilnius traffic by 16%.

In addition, Ryanair launched its Lithuanian winter 2016 schedule with 2 new routes to Berlin and Malta and 3 new winter services to Birmingham, London Luton and London Stansted (23 routes in total), which will deliver 1.5m customers p.a. and support over 1,100* "on-site" jobs.

Ryanair's Lithuania winter 2016 schedule will deliver:

Vilnius
●	2 based aircraft ($200m)

●	2 new routes: Berlin (3 weekly) & Malta (1 weekly)

●	2 new winter services: Birmingham (2 weekly) & Luton (4 weekly)

●	More flights to Milan Bergamo (5 weekly)

●	15 routes in total

●	46 weekly flights

●	860,000 customers p.a. (+16%)

●	645* "on site" jobs p.a.

Kaunas
●	2 based aircraft
●	7 routes including Bristol (2 wkly), Copenhagen (daily), Dublin (4 wkly), Shannon (1 wkly), Eilat Ovda (2 wkly) & London Stansted (4 wkly)
●	More flights to Luton (daily)
●	27 weekly flights

●	600,000 c'mers p.a.

●	450 "on-site" jobs p.a.

Palanga
●	1 route to London Stansted (2 weekly)

●	33,000 c'mers p.a.

In Vilnius, Ryanair's Chief Commercial Officer, David O'Brien said:

"We are pleased to announce our second Lithuanian base at Vilnius (No 82) from 30th October with 2 based aircraft, (an investment of $200m), as we grow our traffic at Vilnius by 16%. Our Lithuanian winter 2016 schedule includes 2 new routes to Berlin and Malta, 3 new winter services to London Luton and London Stansted and 23 international routes in total, which will deliver 1.5 million customers p.a. and support over 1,100 jobs.

Our 106m customers can look forward to further improvements, as we continue our "Always Getting Better" programme, which includes more new routes, a new app, new cabin interiors, new crew uniforms and improved inflight menus.

To celebrate the launch of our new base and winter 2016 schedule, we are releasing 100,000 seats for sale across our European network from just €19.99, which are available for booking until Friday (18 March). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

New Winter 2016 Routes

Berlin NEW	3 x weekly
Malta NEW	1 x weekly
Birmingham NEW W16	2 x weekly
London Luton NEW W16	4 x weekly
London Stansted NEW W16	2 x weekly

* ACI confirms up to 750 'on-site' jobs per 1m passengers

For further information
please contact:          Robin Kiely                                Piaras Kelly
                                     Ryanair Ltd                                Edelman Ireland
                                     Tel: +353-1-9451949              Tel: +353-1-6789333
                                     press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 March, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary